Sonendo, Inc.

2601 Merit Circle, Suite 102

Laguna Hills, CA 92653

October 26, 2021

VIA EDGAR TRANSMISSION

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-6010

Attention: Jenn Do, Mary Mast, Jane Park and Laura Crotty

Re:	Sonendo, Inc.

Registration Statement on Form S-1 (File No. 333-260136)

Ladies and Gentlemen:

In accordance with Rule 461 under the Securities Act of 1933, as amended, we hereby request acceleration of the effective date of the Registration Statement on Form S-1, as amended (File No. 333-260136) (the “Registration Statement”) of Sonendo, Inc. (the “Company”). We respectfully request that the Registration Statement become effective as of 4:00 p.m., Eastern Time, on October 28, 2021, or as soon as practicable thereafter, or at such later time as the Company or our counsel, Latham & Watkins LLP, may orally request via telephone call to the staff of the U.S. Securities and Exchange Commission (the “Commission”). Once the Registration Statement has been declared effective, please orally confirm that event with our counsel, Latham & Watkins LLP, by calling J. Ross McAloon at (714) 755-8051.

We understand that the staff of the Commission will consider this request as confirmation by the Company that it is aware of its responsibilities under the federal securities laws as they relate to the issuance of the securities covered by the Registration Statement. If you have any questions regarding the foregoing, please contact J. Ross McAloon of Latham & Watkins LLP at the number set forth above.

Thank you for your assistance in this matter.

Very truly yours,

Sonendo, Inc.

By:	/s/ Bjarne Bergheim
Bjarne Bergheim
Chief Executive Officer

cc:	B. Shayne Kennedy, Latham & Watkins LLP

J. Ross McAloon, Latham & Watkins LLP